ANAVEX LIFE SCIENCES CORP.
51 W. 52nd Street, 7th Floor
New York, NY 10019-6163

July 22, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Anavex Life Sciences Corp.
Request for Acceleration of Registration Statement on Form S-1
File No. 333-195225

Dear Mr. Riedler:

     In accordance with Rule 461 under the Securities Act of 1933, Anavex Life Sciences Corp., a Nevada corporation (the “Company”), hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-195225) (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014 and amended on July 10, 2014. The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on July 23, 2014, or as soon as practicable thereafter.

     The Company acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments regarding this filing to John D. Owens III, Esq. at (305) 539-3328 of K&L Gates LLP, outside securities counsel to the Company.

Very truly yours,

/s/Christopher Missling, PhD
Christopher Missling, PhD
Chief Exectuive Officer

Cc: Austin Stephenson, United States Securities and Exchange Commission